RESVERLOGIX

07028131

www.resverlogix.com

RECEIVED

2007 NOV 19 P

November 15, 2007

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between October 31, 2007 through November 14, 2007 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

John C. Hunter

FOR: Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

PROCESSED
NOV 23 2007
THOMSON
FINANCIAL

11/20

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Medical Editors:
Reverse Cholesterol Transport by RVX-208 a Small Molecule for ApoA-I Production Increase Presented at American Heart Association Scientific Meeting

TSX Exchange Symbol: RVX

ORLANDO, FL, Nov. 5 /CNW/ - Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce today key scientific data was presented in an oral presentation highlighting the novel features of RVX-208, at the American Heart Association Scientific Meetings. The presentation titled "Oral Administration of Compound RVX-208 Increases Serum Levels of ApoA-I and Improves High-Density Lipoprotein-Mediated Cholesterol Efflux in African Green Monkeys" was presented by Dr. Jacques Genest.

Dr. Jacques Genest, MD, Director of the Division of Cardiology at McGill University Health Centre/Royal Victoria Hospital said, "We were excited about this data and felt that it should be presented at this prestigious conference. Resverlogix's novel drug demonstrated the ability to increase the production of ApoA-I and functional HDL. Notably we saw increases in pre beta HDL sub particles, which improve HDL's ability to mediate cholesterol efflux."

"We are very pleased to have our data presented at one of the most prestigious conferences for cardiovascular disease," stated Dr. Jan Johansson, MD, Ph.D., Senior Vice President, Clinical Affairs of Resverlogix. "Our small molecule, RVX-208, by virtue of increasing endogenous production of ApoA-I and functional HDL has huge potential to address the unmet medical need of cardiovascular disease," added Dr Johansson.

Apolipoprotein A-I (ApoA-I), the main component of high-density lipoprotein (HDL) represent the bodies natural defense system against atherosclerosis by mediating reverse cholesterol transport, i.e. transport of peripheral cholesterol including that of the vessel wall to the liver for processing. In multiple human and animal studies over-expression or repeated infusion of ApoA-I inhibit progression and induce regression of atherosclerosis in animals and humans. In his presentation Dr. Genest discussed the effects of oral administration of RVX-208 on serum ApoA-I levels, HDL subspecies distribution and the functional improvements of serum to promote cellular cholesterol efflux from vulnerable plaque cells. The mere fact that the data is based on African Green monkeys in a context of dose-response makes it predictive for similar treatment effects in humans.

About Cardiovascular Disease (CVD)

CVD can be generally defined as any abnormal condition characterized by dysfunction of the heart and blood vessels. CVD includes atherosclerosis (especially coronary heart disease which can lead to heart attacks), cerebrovascular disease (stroke), and hypertension (high blood pressure). The underlying cause of most CVD is a gradual clogging of the arteries (atherosclerosis) that supply blood to the heart, brain and other vital organs.

The American Heart Association estimates that almost 80 million American Adults have one or more types of cardiovascular disease. CVD remains the number one killer of developed nations. Nearly 2400 Americans die each day from cardiovascular disease - that is 1 person will die every 36 seconds.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a

program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: please contact: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Sarah Zapotichny, Manager, Investor Relations, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Sarah(at)resverlogix.com, Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 15:00e 05-NOV-07

END